Wintrust Financial Corporation
9700 W. Higgins Road, Rosemont, Illinois 60018
EXHIBIT 99.1

FOR IMMEDIATE RELEASE
October 14, 2014

FOR MORE INFORMATION CONTACT:
Edward J. Wehmer, President/CEO – Wintrust Financial Corporation, (847) 939-9000
David A. Dykstra, COO – Wintrust Financial Corporation, (847) 939-9000
Michael J. Murphy, President/CEO – Delavan Bancshares, Inc. (262) 728-2265
Wintrust Website address: www.wintrust.com

WINTRUST FINANCIAL CORPORATION ANNOUNCES PLANS TO ACQUIRE DELAVAN BANCSHARES, INC.

ROSEMONT, ILLINOIS – Wintrust Financial Corporation (“Wintrust”) (Nasdaq: WTFC) today announced the signing of a definitive agreement to acquire Delavan Bancshares, Inc. (“Delavan”). Delavan is the parent company of Community Bank CBD (“CBD”), a Wisconsin state chartered bank, which operates four banking locations in southeastern Wisconsin.
Since its formation in 1996, CBD has an exemplary history of serving its community. As of September 30, 2014 it had approximately $208 million in assets and approximately $167 million in deposits. CBD’s four banking facilities are located in Delavan, Lake Geneva, Clinton and Sharon, Wisconsin. CBD’s approach to customer service is similar to that at each of the fifteen Wintrust Community Banks and their more than 135 banking locations. Like the Wintrust banks, CBD emphasizes high quality products and prides itself on top notch, highly personalized customer service.
Edward J. Wehmer, President and CEO of Wintrust, said, “This transaction provides a wonderful opportunity to expand and complement our growing market presence in southeastern Wisconsin. We look forward to continuing with the community banking approach that CBD has established and to providing the local communities with an expanded array of products and services.”
Michael J. Murphy, President and CEO of Community Bank CBD, stated, “We are excited about the opportunity to combine resources with Wintrust. This is a great opportunity to partner with a successful organization that is like-minded in its philosophy of offering highly personalized customer-oriented retail and commercial banking services with financial capabilities to support further expansion.” Mr. Murphy emphasized that by joining forces with Wintrust, “the transaction allows us to continue focusing on serving our customers, while at the same time providing our customers with access to a wider range of products and services. We clearly see benefits for our customers and shareholders and we look forward to joining the Wintrust family.”
Terms of the Transaction
Subject to possible adjustment, the aggregate purchase price will approximate $38 million. In the merger, shares of Delavan common stock outstanding will be converted into the right to receive merger consideration paid in a combination of approximately 50% cash and approximately 50% shares of Wintrust common stock.
The transaction is subject to approval by banking regulators, Delavan shareholders’ approval and certain closing conditions. The transaction is expected to close by early in the first quarter of 2015 and is not expected to have a material effect on Wintrust’s 2015 earnings per share.
Advisors
Robert W. Baird acted as exclusive financial advisor to Delavan in the transaction. Boardman & Clark LLP acted as Delavan’s legal advisor and Schiff Hardin LLP served as outside counsel to Wintrust.
About Wintrust
Wintrust is a financial holding company with assets of approximately $19 billion whose common stock is traded on the NASDAQ Global Select Market. Built on the "HAVE IT ALL" model, Wintrust offers sophisticated technology and resources of a large bank while focusing on providing service-based community banking to each and every customer. Wintrust operates fifteen community bank subsidiaries with over 135 banking locations located in the greater Chicago and southern Wisconsin market areas. Additionally, the Company operates various non-bank business units including one of the largest commercial insurance premium finance companies operating in the United States and Canada, a company providing short-term accounts receivable financing and value-added out-sourced administrative services to the temporary staffing services industry, a business unit engaging primarily in the origination and purchase of residential mortgages for sale into the secondary market throughout the United States, and companies providing wealth management services.

Forward-Looking Information
This press release contains forward-looking statements within the meaning of the federal securities laws relating to the proposed acquisition of Delavan Bancshares, Inc. and integration of Delavan Bancshares, Inc. with Wintrust, the combination of their businesses and projected revenue, as well as profitability and earnings outlook. Investors are cautioned that such statements are predictions and actual events or results may differ materially. Wintrust's expected financial results or other plans are subject to a number of risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" and the forward-looking statement disclosure contained in Wintrust's Annual Report on Form 10-K for the most recently ended fiscal year and in Wintrust's subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date made and Wintrust undertakes no duty to update the information.

Important Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. This communication is being made in respect of a proposed transaction involving Wintrust and Delavan. In connection with the proposed transaction, Wintrust intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Wintrust common stock issuable in the transaction. Before making any investment decision regarding the transaction, stockholders of Delavan are urged to read all filings made by Wintrust in connection with the transaction, including the registration statement on Form S-4, carefully and in their entirety because they will contain important information. Investors may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov) and by accessing Wintrust’s website (www.wintrust.com) under the heading “Investor Relations” and then under the link “Documents”.
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